Exhibit 12.80

DTE Electric Company
Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended	Year Ended December 31,
	September 30, 2017	2016	2015	2014	2013	2012
	(In millions)
Earnings:
Pretax earnings	$712	$975	$836	$830	$741	$768
Adjustments	(7)	(8)	(11)	(11)	(7)	(7)
Fixed charges	217	278	277	267	281	286
Net earnings	$922	$1,245	$1,102	$1,086	$1,015	$1,047

Fixed Charges:
Interest expense	$204	$261	$255	$247	$264	$269
Adjustments	13	17	22	20	17	17
Fixed charges	$217	$278	$277	$267	$281	$286

Ratio of earnings to fixed charges	4.25	4.48	3.98	4.07	3.61	3.66